SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October, 2007

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Afek Industrial Park

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on October 29, 2007 announcing "ECtel Reports Continued Sequential Growth in all Key Financial Parameters in Third Quarter 2007". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  October 31, 2007

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Index to Exhibits

Exhibit No.                  Exhibit

1                                   Press Release issued October 29, 2007

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ECtel Reports Continued Sequential Growth in all Key Financial Parameters in Third Quarter 2007

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Sequential increase of 16% in revenues

Gross margin reaches 58%; Net loss slims to $0.7m

ROSH HA'AYIN, Israel, October 29, 2007. ECtel Ltd. (NASDAQ: ECTX), a leading global provider of Integrated Revenue Management TM (IRMTM) solutions, today reported financial results for the third quarter ended September 30, 2007.

Third Quarter Highlights (compared to second quarter 2007)

●        Sequential increase of 16% in revenues, reaching $5.8 million

●        Strong increase in  gross margin reaching 58%, up from 45%

●        Net loss improved by 64%, reaching $0.7 million

●        Healthy quarterly order intake continues; book-to-bill exceeding one

Revenues for the third quarter totaled $5.8 million, a 16% increase compared to $5.0 million in the second quarter of 2007.  Revenues for the third quarter of 2006 totaled $7.3 million.

Gross margin for the third quarter was 58%, compared to the 45% margin last quarter. Gross margin in the third quarter last year was 61%.

Non-GAAP operating loss for the third quarter of 2007 reached $0.9 million, a 57% improvement compared to a non-GAAP operating loss of $2.1 million in the second quarter of 2007. Non-GAAP operating income for the third quarter of 2006 totaled $0.1 million.

Non-GAAP net loss for the third quarter of 2007 totaled $0.7 million, or 4 cents per share, a 63% improvement compared with a net loss of $1.8 million, or 11 cents per share, in the second quarter 2007. Non-GAAP net income for the third quarter 2006 totaled $0.6 million, or 3 cents per share.

On a GAAP basis, operating loss for the third quarter of 2007 reached $0.9 million, compared to an operating loss of $2.3 million in the second quarter of 2007. Operating loss for the third quarter of 2006 totaled $1.1 million. On a GAAP basis, net loss for the third quarter of 2007 totaled $0.7 million, or 4 cents per share, compared with a net loss of $1.9 million, or 12 cents per share, in the second quarter 2007. Net loss for the third quarter 2006 totaled $0.5 million, or 3 cents loss per share.

ECtel's non-GAAP net income differs from results reported under U.S. GAAP. This is due to adjustments made for amortization of acquisition related intangible assets and share-based compensation expenses. The accompanying tables provide a full reconciliation from GAAP to Non-GAAP results.

Cash, cash equivalents, and marketable bonds and securities as of September 30, 2007 were $31.3 million or $1.86 per diluted share, compared to $32.7 million as of June 30, 2007.

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"This was another important quarter for the company in terms of putting in place the foundations for future growth and performance," commented Itzik Weinstein, President and CEO of ECtel. "During the quarter we launched the innovative Multilingual Version of RAP as well as our new Roaming Assurance Solution, we further expanded our geographic presence through partnerships, while steadily enhancing our customer base."

Mr. Weinstein concluded, "On the financial front, this quarter we continued to execute, with revenues increasing 16% sequentially, and gross margin nearing 2006 levels of 60%. In terms of profitability, this quarter we further reduced our operating and net loss by roughly 60%. Looking ahead, we look forward to announcing new solutions and products developments, in the coming weeks, at our annual global community meeting of customers and partners. These products will join our leading solutions offering and we believe that they will serve as major growth contributors in years to come."

Conference call

ECtel management will host a teleconference later today at 11:00 am EDT (10:00 am CDT, 8:00 am PDT, and 5:00 pm Israel time) to discuss its third quarter results.

To participate in the call, please dial one of the following numbers and request ECtel's third quarter 2007 Earnings Results Conference call:

From the United States:	1-888-994-4498
From Israel:	03-9180650
From the United Kingdom:	0-800-917-5108
All other international callers:	+972-3-918 0650

A Webcast replay of the earnings call will be available after the call on the Company`s web site at: www.ectel.com

About ECtel Ltd.

ECtel (NASDAQ: ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers. A pioneering market leader for over 15 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next-generation operators to fully manage their revenue and cost processes. ECtel IRM(TM) Product framework features the world-leading fraud and revenue assurance products, FraudView® and RAP, that minimize operator revenue leakage across networks and operations support systems (OSSs). For more information, visit www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the reoccurrence of sales to existing customers, sales to new accounts, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts: Mickey Neumann, Senior Vice President and CFO Dana Rubin, MarCom Manager Tel: +972-3-9002102 Email: mickeyne@ectel.com; ir@ectel.com	IR Contacts: Ehud Helft \ Kenny Green GK Investor Relations Tel: + 1 617 418 3096 \ + 1 646 201 9246 Email: info@gkir.com

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ECtel Ltd.

Consolidated Balance Sheets

$ in thousands

September 30,		June 30,	December 31
2007		2007	2006
Assets

Current assets

Cash and cash equivalents (including marketable bonds)	16,811	15,731	14,411
Short-term investments	6,654	7,135	11,441
Receivables:
Trade, net	7,715	7,264	8,926
Other	1,064	805	927
Related parties	200	33	353
Work in progress	282	483	353
Inventories	2,232	2,025	2,254

Total current assets	34,958	33,476	38,665

Long-term marketable securities

	7,817	9,823	11,278

Long-term other receivables	1,492	1,366	1,531

Property, plant and equipment, net

	2,193	2,274	2,342

Goodwill	11,322	11,322	11,322

Other assets, net	318	341	386

Total assets	58,100	58,602	65,524
Liabilities and Shareholders` Equity

Current liabilities

Trade payables	3,803	3,213	4,006
Related parties	26	12	18
Advances from customers	528	751	605
Other payables and accrued liabilities	6,216	6,740	8,433

Total current liabilities	10,573	10,716	13,062

Long-term liabilities
Liability for employee severance benefits	2,190	1,933	2,505

Total liabilities	12,763	12,649	15,567

Total shareholders` equity, net

45,337		45,953	49,957

Total liabilities and shareholders` equity

58,100		58,602	65,524

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ECtel Ltd.

Consolidated Statements of Operations - GAAP

$ in thousands except share and per share data

Three months ended		Nine months ended		Three months
September 30,		September 30,		ended June 30,
2007	2006	2007	2006	2007

Revenues	5,767	7,310	14,282	21,136	4,964
Cost of revenues	2,441	2,879	7,225	8,432	2,709

Gross profit	3,326	4,431	7,057	12,704	2,255

Research and development costs, net	1,154	1,115	3,660	3,154	1,212
Selling and marketing expenses	1,999	2,494	6,358	6,785	2,100
General and administrative expenses	1,081	1,826	4,423	3,632	1,191
Amortization of acquisition-related intangible assets	23	66	69	357	23

Operating loss	(931)	(1,070)	(7,453)	(1,224)	(2,271)
Financial income, net	248	536	884	1,406	353

Net (loss) income	(683)	(534)	(6,569)	182	(1,918)

Basic (loss) earnings per share	(0.04)	(0.03)	(0.39)	0.01	(0.12)
Diluted (loss) earnings per share	(0.04)	(0.03)	(0.39)	0.01	(0.12)

Weighted average number of shares outstanding used to compute basic (loss) earnings per share	16,686,401	18,220,987	16,666,517	18,208,709	16,663,746
Weighted average number of shares outstanding used to compute diluted (loss) earnings per share	16,686,401	18,220,987	16,666,517	19,324,014	16,663,746

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ECtel Ltd.

Consolidated Statements of Operations - NON-GAAP

$ in thousands except share and per share data

To supplement the consolidated financial results prepared in accordance with GAAP, we include Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share, which are non-GAAP financial measures. These non-GAAP financial measures consist of GAAP financial measures adjusted for acquisition related amortization of intangible assets and share-based compensation expenses. These non-GAAP financial measures exclude the effects of aforesaid elements because we believe these excluded costs are not related to our operating performance and measures. Also, it provides consistent and comparable measures to help investors understand our current and future operating performance that our management uses as a basis for planning and forecasting future periods.

These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies and should not be regarded as a replacement for corresponding GAAP measures.

The following table reconciles Pro-forma Net Income (Loss), Pro-forma Basic Net Earnings (Loss) Per Share and Pro-forma Diluted Net Earnings (Loss) Per Share to Net Income (Loss), Basic Net Earnings (Loss) Per Share and Diluted Net Earnings (Loss) Per Share, and the line items contributing to such figures, respectively, in each case the most directly comparable GAAP measure, ($ in thousands, except share and per share data).

Three months ended			Nine months ended
September 30, 2007			September 30, 2007
GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Revenues	5,767			5,767	14,282			14,282
Cost of revenues	2,441	(26)	(*)	2,415	7,225	(78)	(*)	7,147

Gross profit	3,326	26		3,352	7,057	78		7,135

Research and development costs, net	1,154	(7)	(*)	1,147	3,660	(20)	(*)	3,640
Selling and marketing expenses	1,999	(22)	(*)	1,977	6,358	(82)	(*)	6,276
General and administrative expenses	1,081	50	(*)	1,131	4,423	(794)	(*)	3,629
Amortization of acquisition-related intangible assets	23	(23)		-	69	(69)		-

Operating loss	(931)	28		(903)	(7,453)	1,043		(6,410)
Financial income, net	248	-		248	884	-		884

Net loss	(683)	28		(655)	(6,569)	1,043		(5,526)

Basic loss per share	(0.04)	(0.04)	(0.39)	(0.33)
Diluted loss per share	(0.04)	(0.04)	(0.39)	(0.33)

Weighted average number of shares outstanding used to compute basic loss per share	16,686,401	16,686,401	16,666,517	16,666,517
Weighted average number of shares outstanding used to compute diluted loss per share	16,686,401	16,686,401	16,666,517	16,666,517

(*) Share-based compensation expenses

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ECtel Ltd.

Consolidated Statements of Cash Flows

$ in thousands

Three months ended		Nine months ended		Three months
September 30,		September 30,		ended June 30,
2007	2006	2007	2006	2007

Cash flows from operating activities

Net (loss) income for the period	(683)	(534)	(6,569)	182	(1,918)

Adjustments to reconcile net (loss) income to
cash (used in) provided by operating activities:

Depreciation and amortization	149	226	455	840	156
Accrued severance pay	-	-	133	-	49
Loss on sale of long-term marketable securities	31	-	31	-	-
Gain on sale of property, plant and equipment	-	-	-	(11)	-
Premium amortization of long-term marketable securities	4	19	11	130	-
(Increase) decrease in trade receivables	(451)	194	1,211	(1,318)	(1,347)
(Increase) decrease in other receivables	(259)	(184)	(137)	(286)	196
Share-based compensation expenses	5	468	975	806	125
(Increase) decrease in inventories	(207)	252	22	517	356
Decrease (increase) in work in progress	201	-	71	-	(66)
Increase (decrease) in trade payables	734	320	(111)	(54)	(409)
(Decrease) increase in advances from customers	(223)	416	(77)	(700)	262
(Decrease) increase in related parties, net	(153)	-	161	(19)	288
(Decrease) increase in other payables and accrued liabilities	(524)	(213)	(2,059)	292	(888)
Increase (decrease) in liability for employee severance benefits	257	(373)	(315)	(192)	(146)

Net cash (used in) provided by operating activities	(1,119)	591	(6,198)	187	(3,342)

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ECtel Ltd.

Consolidated Statements of Cash Flows (cont'd)

$ in thousands

Three months ended		Nine months ended		Three months
September 30,		September 30,		ended June 30,
2007	2006	2007	2006	2007

Cash flows from investing activities

Investment in short-term investments, net	-	(999)	-	1,346	-
Investment in property, plant and equipment	(202)	-	(343)	(581)	(102)
Payments in consideration with acquisition of newly consolidated subsidiaries	-	-	(158)	(1,185)	-
Long-term deposits (funding) withdrawal	(4)	(8)	28	(53)	17
Proceeds from sale of property, plant and equipment	13	-	13	11	-
Employee severance right funding	(122)	(64)	(122)	(76)	-
Proceeds from maturity of long-term marketable securities	3,952	3,900	12,394	8,999	4,500
Investment in long-term marketable securities	(1,500)	-	(4,188)	(4,748)	(2,688)

Net cash provided by investing activities	2,137	2,829	7,624	3,713	1,727

Cash flows from financing activities

Repurchase of shares	-	(239)	-	(239)	-
Issuance of ordinary shares	62	175	974	312	29

Net cash provided by (used in) financing activities	62	(64)	974	73	29

Net increase (decrease) in cash and cash equivalents	1,080	3,356	2,400	3,973	(1,586)

Cash and cash equivalents at beginning of the period	15,731	25,477	14,411	24,860	17,317

Cash and cash equivalents at end of the period	16,811	28,833	16,811	28,833	15,731

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